
06040395


SEC MAIL
RECEIVED
PROCESSING
JUN 26 2006
WASH., D.C.
199
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN
(Full title of the Plan)

CORRECTIONS CORPORATION OF AMERICA
(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215
(Address and zip code of principal executive offices of the issuer)

Corrections Corporation of America
401(k) Savings and Retirement Plan

Financial Statements and Schedule
as of and for the years ended
December 31, 2005 and 2004
Together With Report of Independent
Registered Public Accounting Firm



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3
NOTES TO FINANCIAL STATEMENTS	4
SUPPLEMENTAL SCHEDULE	
Schedule I: Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2005	10


LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LATTIMORE BLACK MORGAN + CAIN P.C.

Brentwood, Tennessee
May 18, 2006

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4553
865-694-4008 • Fax 865-694-8231

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
INVESTMENTS, at fair value	**$ 110,257,483**	$ 96,125,347
RECEIVABLES:		
Employer contributions	**6,783,814**	6,019,877
Participants' contributions	**406,771**	342,294
Loan payments receivable	**125,238**	103,019
Total receivables	**7,315,823**	6,465,190
LIABILITIES -		
REFUNDS PAYABLE TO PARTICIPANTS	**15,043**	-
NET ASSETS AVAILABLE FOR BENEFITS	**$ 117,558,263**	$ 102,590,537

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	**$ 102,590,537**	$ 78,960,866
ADDITIONS:		
Interest income	**351,707**	252,603
Dividends	**631,836**	427,519
Employer contributions	**6,768,771**	6,019,877
Participants' contributions	**10,701,955**	9,619,459
Net appreciation in fair value of investments	**6,661,366**	16,866,944
Total additions	**25,115,635**	33,186,402
DEDUCTIONS:		
Administrative expenses	**163,105**	145,839
Benefit distributions	**9,984,804**	9,410,892
Total deductions	**10,147,909**	9,556,731
NET ASSETS AVAILABLE FOR BENEFITS, end of year	**$ 117,558,263**	$ 102,590,537

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor

The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999 to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

Effective October 1, 2005, the Plan was amended to allow eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. From January 1, 2004 to September 30, 2005, the Plan allowed eligible employees to contribute up to 20% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2005 and 2004, CCA provided discretionary matching contributions equal to 100% of each employee's contributions, up to 5% of the employee's eligible compensation. CCA did not provide a discretionary basic contribution during 2005 or 2004.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon. Vesting in employer contributions is based on years of service. All active participants become vested in employer contributions and investment earnings (losses) thereon, according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S Corrections Corporation in 1998, are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. During the years ended December 31, 2005 and 2004, total forfeitures of $245,000 and $389,000, respectively, were used to reduce employer contributions made in 2006 and 2005, respectively.

Participant Loans

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2005 ranged between 5.00% and 10.50%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts shall be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all plan assets except those invested in the Company common stock. Matrix Capital Bank Trust Services serves as custodian for plan assets invested in the Company common stock. (Collectively, Frontier Trust Company and Matrix Capital Bank Trust Services are referred to as the "Custodians").

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

Investments are carried at market value as determined by quoted market prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The value of the Plan's interest in the Gartmore Morley Stable Value Fund, a common collective trust fund, is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

Loans to participants are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All costs not covered by this charge are borne by the Company and therefore, are not included in the accompanying statements of changes in net assets available for benefits. In 2005, the Company paid administrative expenses in the amount of $5,343. There were no administrative expenses paid by the Company in 2004.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2005, the Plan had eleven investment options, consisting of ten mutual funds, a common collective trust fund and the Company common stock. These investment options are described as follows:

1. **The Gartmore Morley Stable Value Fund** – seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio with an average effective maturity no greater than 5 years. This fund invests in corporate bonds, U.S. government bonds or notes, GNMA certificates and other mortgage-related securities, as well as cash.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in U.S. stocks.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities. This fund seeks to invest in blue chip stocks, quality bonds, convertible securities and money market instruments, offering wide diversification and a balanced approach.

5. **Hartford Growth Fund-A** – a mutual fund that seeks long-term growth of capital and future income rather than current income. This fund normally invests at least 65% of assets in equity securities of growth companies and may invest up to 20% of its total assets in securities of foreign issuers and non-dollar securities.

6. **Fidelity Advisor Mid-Cap Fund-T** – a mutual fund that seeks long-term growth of capital. This open-end fund seeks to meet its objective by investing at least 65% of its total assets primarily in equity securities of companies with medium market capitalizations.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.

8. **Wells Fargo Advantage Index Fund** – A mutual fund that seeks to approximate the total return of the S&P 500 Index. This fund normally invests all of its net assets in the S&P 500 Index Master Portfolio. Under normal conditions the Master Portfolio invests at least 90% of net assets in the same stocks and in substantially the same percentages as the S&P 500 Index.

9. **Growth Fund of America** – A mutual fund that seeks long term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that it believes are reasonably priced and represent solid long-term investment opportunities.

10. **Columbia Small Cap Value Fund** – A mutual fund that seeks long term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the S&P SmallCap 600 Index.

11. **Company Common Stock** – Corrections Corporation of America common stock.

The stated objectives of these funds are not necessarily indicators of actual performance.

The market value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004 is as follows:

	2005
Gartmore Morley Stable Value Fund	**$ 7,418,380**
Washington Mutual Investors Fund	**$ 14,021,344**
Hartford Growth Fund-A	**$ 11,190,872**
Company Common Stock	**$ 47,346,709**

	2004
Pioneer Stable Value Fund	$ 6,062,839
Washington Mutual Investors Fund	$ 12,162,328
Hartford Growth Fund-A	$ 10,066,765
Company Common Stock	$ 47,337,260

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net $6,661,366, and $16,866,944 respectively, as follows:

	2005	2004
Washington Mutual Investors Fund	$ **227,934**	$ 902,523
Massachusetts Investors Growth Stock Fund	-	(208,964)
Gartmore Morley Stable Value Fund	**120,670**	-
Fidelity Advisor Mid-Cap Fund – T	**290,507**	293,348
Wells Fargo Advantage Index Fund	**34,942**	-
Intermediate Bond Fund of America	**(86,036)**	(39,824)
EuroPacific Growth Fund	**422,710**	155,842
American Balanced Fund	**45,165**	248,149
Growth Fund of America	**164,109**	36,648
Columbia Small Cap Value Fund	**108,481**	110,656
Hartford Growth Fund-A	**478,756**	904,814
Pioneer Stable Value Fund	**83,251**	47,121
Strong Index 500 Fund	**(21,292)**	33,440
Company Common Stock	**4,792,169**	14,383,191
	$ 6,661,366	$ 16,866,944

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated June 3, 2002, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Company's management believes that the Plan is qualified and the related trust was tax-exempt through the periods ended December 31, 2005 and 2004.

5. RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Matrix Capital Bank Trust Services is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held investments in loans to participants with a current value of $6,956,429 and $5,987,882 as of December 31, 2005 and 2004, respectively.

6. RECONCILIATION TO FORM 5500

As of December 31, 2005 and 2004, the Plan had $162,170 and $133,596, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2005 and 2004, per the financial statements to the Form 5500.

	Benefits Payable		Net Assets Available for Benefits	
	2005	2004	**2005**	2004
Per the financial statements	**$ -**	$ -	**$117,558,263**	$102,590,537
Amounts allocated to withdrawing participants	**162,170**	133,596	**(162,170)**	(133,596)
Per the Form 5500	**$ 162,170**	$ 133,596	**$117,396,093**	$102,456,941

The following is a reconciliation of benefit distributions for the years ended December 31, 2005 and 2004, per the financial statements to the Form 5500.

	2005	2004
Per the financial statements	**$ 9,984,804**	$ 9,410,892
Add: Amounts allocated to withdrawing participants at end of year	**162,170**	133,596
Deduct: Amounts allocated to withdrawing participants at end of prior year	**(133,596)**	(222,695)
Per the Form 5500	**$ 10,013,378**	$ 9,321,793

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

EIN: 62-1806755
Plan Number: 001

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,082,209
*Matrix Capital Bank	Matrix Capital Bank Trust Services Premier Unitized Account	1,368,896
The American Funds Group	Intermediate Bond Fund of America	4,502,343
The American Funds Group	American Balanced Fund	5,162,963
The American Funds Group	Washington Mutual Investors Fund	14,021,344
The American Funds Group	EuroPacific Growth Fund	3,048,679
Fidelity Investments	Fidelity Advisor Mid-Cap Fund – T	3,951,281
The American Funds Group	Growth Fund of America	1,590,492
Columbia Funds	Columbia Small Cap Value Fund	1,803,605
Wells Fargo Investments	Wells Fargo Advantage Index Fund	813,281
Hartford Mutual Funds	Hartford Growth Fund – A	11,190,872
Gartmore Financial	Gartmore Morley Stable Value Fund	7,418,380
*CCA	CCA Common Stock	47,346,709
*Various plan participants	Loans to participants (interest rates from 5.00% to 10.50%)	6,956,429
	Total Investments	$110,257,483

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 23, 2006



By:
Name: Irving E. Lingo, Jr.
Title: Executive Vice President, Chief Financial Officer and Assistant Secretary of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23	Consent of Lattimore, Black, Morgan & Cain, P.C., Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-69358) of Corrections Corporation of America of our report dated May 18, 2006, relating to the financial statements of the Corrections Corporation of America 401(k) Savings and Retirement Plan, which appear in this Form 11-K.

Lattimore Black Morgan + Cain P.C.

Brentwood, Tennessee
June 23, 2006